Exhibit 4.39

EXECUTION COPY

Strategic Cooperation Framework Agreement

This Strategic Cooperation Framework Agreement (this “Agreement”) is entered into on Nov 20, 2017 by and between Acorn International, Inc. (“Acorn”) and Cachet Hotel Group Limited Cayman L.P. (“Cachet”). Each of Acorn and Cachet may be individually referred to herein as a “Party” and collectively as the “Parties”.

Both Parties desire to establish a long-term relationship in the sourcing and procurement of hospitality supplies. Acorn and Cachet, after negotiations based on the principles of friendly cooperation, mutual benefit and development, hereby agree to the following binding principles:

1.	Supply Sourcing

During the term of this Agreement, Cachet agrees to use best efforts to purchase from Acorn all of Cachet’s requirements for amenities, textiles, other hotel goods, and various furniture, fixtures and equipment (“Supplied Products”) for the hotels, restaurants, clubs and other properties (“Properties”) owned and/or managed by Cachet, subject only to Acorn’s ability to source and procure relevant Supplied Products satisfying Cachet’s requirements on commercially reasonable terms. For Properties not owned but managed by Cachet under relevant hotel management agreements, Cachet shall use best its efforts to ensure that such Properties enter into sourcing contracts with Acorn under which Acorn will be the preferred supplier of Supplied Products for those Properties.

2.	Loan Facility

Subject to relevant definitive agreements to be entered into by and between the Parties, Acorn agrees to extend a secured term loan facility to Cachet up to US$10,000,000.00 or its then RMB equivalent at Acorn’s discretion (the “Loan”), with each drawdown subject to Acorn’s consent, to be repaid by Cachet in the same currency as borrowed. The term of the loan will be three (3) years, with two (2) conditional one-year extension options. The interest rate will be the lesser of (i) eight percent (8.0%) per annum and (ii) the maximum rate permitted by applicable law. Robert W. Roche, the controlling shareholder and the chairman of Cachet, shall guarantee the repayment of the Loan.

3.	Confidentiality

Any non-public information received by one Party from the other Party during the strategic cooperation shall be deemed as Confidential Information and must not be disclosed to any third party; provided however that Confidential Information shall not include any information which (a) was already in the public domain or which becomes so through no fault of the recipient of Confidential Information; (b) was already known or lawfully disclosed to the recipient without similar restriction prior to receipt hereof; (c) is received from a third party without similar restriction and without breach of this Agreement; (d) is independently developed by the recipient without reference to any Confidential Information and without breach of this Agreement; (e) is expressly approved from release by written authorization of the disclosing party prior to such disclosure; (f) is disclosed pursuant to any legal, judicial or government request, requirement or order of any regulatory authority provided, however, to the extent legally permitted and reasonably practicable, the recipient takes reasonable steps to provide prompt notice to the disclosing party and uses its reasonable efforts to limit the scope of the use or disclosure of such Confidential Information. The receiving Party shall only use Confidential Information for the purpose of strategic cooperation with the other Party and not use it for any other purpose. Either Party is prohibited from publicly disclosing or leaking out the Confidential Information without the prior written consent from the other Party. This clause shall survive the termination and or expiry of this Agreement.

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4.	Term of the Agreement

This Agreement shall take effect on the date first above written and is valid for [three (3) years] (the “Term”). After the initial three-year period, the Term of the Agreement will automatically renew for successive additional one year periods, unless Acorn or Cachet provides written notice its intention not to renew not less than thirty (30) days’ prior to the end of current Term. The modification or premature termination of this Agreement can only be made in writing after a consensus is reached between both Parties.

5.	Governing Law

This Agreement shall be governed and construed under the laws of the State of New York, without regard to its conflict of laws principles.

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IN WITNESS WHEREOF the parties have executed this Strategic Cooperation Framework Agreement as of the date first above written.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	CFO

Cachet Hotel Group Limited Cayman L.P.

By: Cachet Hotel Group Limited Cayman G.P.

By:	/s/ Martin Key
Name:	Martin Key
Title:	CFO

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